1740 Technology Drive Suite 450 San Jose, CA 95110	main 408.570.9700 fax 408.570.9705	www.SELECTICA.com

April 1, 2009

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4561

Re:	Selectica, Inc.
Form 8-K filed on February 3, 2009
File No. 000-29637

Dear Mr. Krikorian:

This letter is in response to your letter to me dated February 27, 2009. Please accept my apology for the delay in response.

Your letter raises concern that our presentation of financial results for the quarter “may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement on non-GAAP measures.”

Our investors have normally been provided with both non-GAAP and GAAP measures of operating results in our quarterly earnings releases. I have reviewed previous filings and found them to be similar in nature to the form filed on February 3, 2009, which carried the following disclaimer, underneath the non-GAAP statement of operations:

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented on a GAAP basis, Selectica uses non-GAAP measures of operating results, net income (loss) and income (loss) per share, which are adjusted to exclude certain costs, expenses, and losses we believe appropriate to enhance an overall understanding of our past financial performance and also our prospects for the future. The presentation of this additional information is not meant to be considered in isolation or as a substitute for net income (loss) or net income (loss) per share prepared in accordance with generally accepted accounting principles in the United States.

Stephen Krikorian

SEC

April 1, 2009

In order to address the Commission’s concern, the Company proposes that in future filings it changes the order of presentation to be as follows:

1.	GAAP based consolidated statement of operations

2.	GAAP based consolidated balance sheet

3.	Non-GAAP disclaimer

4.	Non-GAAP consolidated statement of operations

5.	Reconciliation of GAAP to non-GAAP statement of operations

Please let us know if this sufficiently addresses the Commission’s concerns or if additional steps are needed.

If further clarification is needed or other questions arise, please feel free to contact me at (408) 545-2648 or by email at rheaps@selectica.com.

Sincerely,

/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel
Selectica, Inc.